

Vidya Dinamani (She/Her) · 2nd

Chief Product Officer / Product Coach / Author of Groundwork / Co-Founder of lash.live / Board Director

Talks about #womenfounders, #womeninvestors, #productmanagers, #productmarketfit, and #productmanagement

San Diego, California, United States · Contact info

5,218 followers · 500+ connections

 4 mutual connections: Tatiana Mulry, Janelle Briggs, Ph.D. (she/her), and 2 others

+ Follow   **⧉ Message**   (More)

 **Product Rebels**

 **Carnegie Mellon University**

Providing services
Management Consulting, Business Consulting, Executive Coaching, Leadership Development, Product Mark...
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Featured

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Launched Nov 2020
amazon.com

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Product Rebels - YouTube
youtube.com
Fight for your customers' right to a kick-ass customer experience! Get simple tips, tools, and advice from tenured product executives (your Rebel Leaders.) ...

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Tools & Templates
Groundwork
Download tools and templates from the book.

Activity

5,218 followers   (+ Follow)

Vidya Dinamani posted this · 3w

I'm really happy to share that we're speaking at Industry: The Product Conference, next month! It's been quite some time since we've been at any conference, or even any large meeting...so this is really going to   ...show more

 **INDUSTRY: The Software Product Management Conference | Cleveland, Dublin, New York, Virtu...**
industryconference.com · 1 min read

 41

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About

I thrive on helping teams build great products, and providing immediate, practical guidance and support for product leaders, teams and founders.

We started Product Rebels because we saw a need for durable product training. Too many times wher   ...see more

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Experience

 **Founder & Partner**
Product Rebels
May 2016 - Present · 6 yrs 5 mos
Greater San Diego Area

We work with product leaders, founders and product teams (at all levels) to fundamentally change the way they work to make fast, impactful and effective customer-driven decisions with measural   ...see more

 **Founding Partner**
adastra.ventures · Part-time
Jan 2018 - Present · 4 yrs 9 mos
Greater San Diego Area

adastra.ventures serves to help scale and grow female-led startups through applying a proprietary curriculum. We invest in our portfolio businesses and pay particular attention to enabling fem   ...see more

 **Chief Product Officer / Co-Founder**
Lash.Live · Part-time
Oct 2018 - Present · 4 yrs
San Diego, California, United States

Lash.Live is a live action selling platform. We enable sellers and shoppers to connect on a dynamic, connected platform. We have over 30k+ shoppers that love the incredible community we've b   ...see more

 **Member Board Of Directors**
GroupSolver, Inc.
Mar 2020 - Present · 2 yrs 7 mos
San Diego, California, United States

 **Member Board Of Directors**

 **Sash Group Inc.**
Mar 2021 - Present · 1 yr 7 mos
United States

Sash is a wonder bag that turns their customers into fantastically loyal fans.

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Education

 **Carnegie Mellon University**
Masters, Business Administration and Management
Grade: summa cum laude

 **Victoria University of Wellington**
BS, Physics

Volunteering

 **Lead Organizer**
Product Tank San Diego
Jan 2017 - Present · 5 yrs 10 mos

Created local chapter of ProductTank, and have grown community to over 1500 people that are involved in products. I lead the volunteer organization, solicit companies as hosts for the bimonthly ev ...see more

 **Mentor**
GrowthMentor
Sep 2020 - Present · 2 yrs 1 mo
Science and Technology

GrowthMentor is a platform that offers 1-1 calls with expert, experienced mentors.

 **Mentor**
Techstars
Jan 2019 - Present · 3 yrs 10 mos

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Licenses & certifications

 **Instructor**
LUMA Institute

 **Net Promoter Associate**
Satmetrix

Skills

Cross-functional Team Leadership

 Endorsed by John Moran and 13 others who are highly skilled at this

 Endorsed by 2 colleagues at Product Rebels

 99+ endorsements

Strategy

 Endorsed by Rich Preece and 9 others who are highly skilled at this

 Endorsed by 3 colleagues at Product Rebels

 99+ endorsements

Leadership

 Endorsed by Sue Jordan Kertzner and 2 others who are highly skilled at this

 Endorsed by 3 colleagues at Product Rebels

 87 endorsements

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Recommendations

Received   Given

 **Skyler McCurine** · 3rd
Financial Advisor Development Program Trainee & Founder of Le Red Balloon, Pay Negotiation & Advocacy Coach, Speaker, Emcee, Trainer
September 11, 2017, Skyler worked with Vidya on the same team

I had the immense pleasure of speaking on a panel that Vidya was leading. We were a diverse group of female business owners--the ubiquitous thread being our gender. Vidya demonstrated a clear talented in threading complex topics, humans, and experiences together. Her questions were thoughtful, specific, and well-researched. Moderating a panel, is always a challenge, moderating a panel of that ca ...see more

 **Zack Zackrison** · 3rd
VP Product Management & Chief Product Owner, Employee Financial Solutions (EFS)
March 26, 2015, Zack reported directly to Vidya

Vidya is a tremendous leader and had immediate impact when she joined to lead the Product Management and Marketing teams at Mitchell. She has infectious enthusiasm that motivates teams to do their best and she knows how to build great products that delight customers and help grow businesses.

 **Lisa O.** 🔗 · 3rd
People Experience Content Manager
April 9, 2012, Lisa reported directly to Vidya

I feel blessed to have had Vidya as my director at Intuit. She is hands down the most inspirational and creative leader I've ever worked with. She has the enviable ability to understand many facets of a business, including technology, strategy, operations, support, marketing, and even front-end design. Vidya can nimbly switch between them all and provide great insights and invaluable advice.   ...see more

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Publications

Groundwork: Get Better at Making Better Products
Product Rebels · Nov 10, 2020

(Show publication ⬈)

Driven to create a better way to bring new products and features to market, product management experts Vidya Dinamani and Heather Samarin developed an easy-to-implement framework to help product teams ge ...see more

Patents

Method and system for performing a financial rewind
US 8732055 · Issued May 20, 2014

A computing device of a user, including a processor, a memory, an electronic organization application comprising software instructions stored in memory and executed on the processor to store a plurality of activities ...see more

Intelligent tax refund allocation
US 8510187 · Issued Aug 13, 2013

A tax refund amount is determined or received at an intermediate computer operably connected to tax authority and user computers. The user computer and a tax preparation program are used to prepare an electro ...see more

Interpreting refund discrepancies
US US8463676 B1 · Issued Jun 11, 2013

(See patent)

In general, in one aspect, the invention relates to a method, system, and computer readable medium for interpreting discrepancy codes. The invention comprises obtaining, by an intermediary system, tax inf ...see more

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Causes

Children · Civil Rights and Social Action · Economic Empowerment · Education · Human Rights · Poverty Alleviation

Interests

Influencers   Companies   Groups   Schools

 **Indra Nooyi** in · 3rd
Former CEO of PepsiCo. Author of 'My Life in Full'
1,384,181 followers

 **Fred Reichheld** in · 3rd
Bain Fellow, Author/Speaker on Loyalty, Creator of the Net Promoter System
154,921 followers

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